UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCELERON PHARMA INC.

(Name of Subject Company)

ACCELERON PHARMA INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Common Stock)

Habib J. Dable

President and Chief Executive Officer

Acceleron Pharma Inc.

128 Sidney Street

Cambridge, Massachusetts 02139

(617) 649-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher D. Comeau

Marc Rubenstein

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Acceleron Pharma Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase any and all of the Company’s outstanding common stock, $0.001 par value per share (the “Shares”), in exchange for $180.00 per Share, net to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 12, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) By adding the following new paragraph after the second paragraph of the subsection entitled “Regulatory Approvals— Foreign Regulatory Filings in Germany and Austria”:

“On November 5, 2021, the FCO issued an unconditional phase 1 clearance letter with respect to the Offer and the Merger, and the relevant review period for the Austrian competition authorities expired on the same day. Accordingly, the condition to the Offer relating to the receipt of approvals under antitrust laws in Germany and Austria applicable to the transactions under the Merger Agreement has been satisfied.”

(2) By deleting the first and second paragraphs of the subsection entitled “Certain Litigation” and replacing them with the following paragraphs:

“Between October 13, 2021 and November 5, 2021, ten complaints were filed in the United States District Court for the Southern District of New York, the United States District Court for the District of Delaware, the United States District Court for the Eastern District of Pennsylvania and the United States District Court for the Eastern District of New York by putative stockholders of Acceleron: Wang v. Acceleron Pharma Inc. et al., No. 1:21-cv-08430, filed October 13, 2021 (S.D.N.Y.); Finger v. Acceleron Pharma Inc. et al., No. 1:21-cv-08615, filed October 20, 2021 (S.D.N.Y.); Wilson v. Acceleron Pharma Inc. et al., No. 1:21-cv-01473, filed October 20, 2021 (D. Del.); Ciccotelli v. Acceleron Pharma Inc. et al, No. 1:21-cv-08638, filed October 21, 2021 (S.D.N.Y) (the “Ciccotelli Action”); Nagel v. Acceleron Pharma Inc. et al., No. 1:21-cv-08644, filed October 21, 2021 (S.D.N.Y.); Whitfield v. Acceleron Pharma Inc. et al., No. 2:21-cv-04628, filed October 21, 2021 (E.D. Pa.); Combs v. Acceleron Pharma Inc. et al., No. 1:21-cv-05874, filed October 21, 2021 (E.D.N.Y.); Kulish v. Acceleron Pharma Inc. et al., No. 1:21-cv-08676, filed October 22, 2021 (S.D.N.Y.); Kent v. Acceleron Pharma Inc. et al., No. 1:21-cv-08861, filed October 29, 2021 (S.D.N.Y.); and Reed v. Acceleron Pharma Inc. et al., No. 1:21-cv-09189, filed November 5, 2021 (S.D.N.Y) (collectively, the “Complaints”). All of the Complaints name the Company and the members of the Company Board as defendants, and the complaint in the Ciccotelli Action also names Parent and Purchaser as defendants. The Complaints assert claims under the federal securities laws in connection with the Schedule 14D-9 that was filed with the SEC by the Company on October 12, 2021, alleging that the document contains materially incomplete and misleading information. The Complaints seek, among other relief, injunctive relief to prevent consummation of the Transactions until the alleged disclosure violations are cured, as well as damages and attorneys’ fees and costs.

If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(I)	Press release issued by Merck & Co, Inc., dated November 8, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021	ACCELERON PHARMA INC.

	By:	/s/ Habib Dable
	Name:	Habib Dable
	Title:	President & Chief Executive Officer